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                                                                     Exhibit 1.2


                                LETTER OF INTENT

This agreement, made this 6th day of May, 2002, shall serve to set forth the intentions of MICROBEST, INC., a Minnesota Corporation, located at 751 Park of Commerce Dr., #122, Boca Raton, Florida, 33487, (hereinafter "Microbest"), to purchase the PURITY CHEMICAL DIVISION OF PURITY PRODUCTS, INC., located at 1800 N.W. 70th Avenue, Miami, FL 33126 (hereinafter "the Parties").

WHEREAS:

1. Microbest, Inc. is a "publicly traded company" that has developed and markets commercial cleaning products focused on its proprietary Bio-Base(TM)technology, employing the use of sophisticated neutral cleaners and naturally occurring microorganisms to effectively clean and digest organic wastes.

2. Purity Products, Inc. is a "privately held company" with a Chemical Manufacturing Division focused on "private label" chemicals and packaging.

3. The companies entered into a Confidentiality Agreement on January 7, 2002 to facilitate the process of exchanging proprietary information to "aid in the expansion of product development, manufacturing, sales, and marketing of their respective products."

4. Purity Chemical Division is now in the process of phasing into the production and packaging of Microbest's cleaning compounds and assisting in the development and expansion of the Bio-Base(TM) product line.

THEREFOR:

1. Microbest agrees to purchase the Purity Chemical Division of Purity Products, Inc., subject to proper "due diligence" and the establishment of an equitable and agreeable value for the assets.

2. The formal purchase agreement for said transaction is targeted for May 31, 2002, anticipating a closing date of June 30, 2002 for the acquisition.

3. The formal due diligence process will commence on the signing of this letter.

4. Microbest and Purity agree that "time is of the essence" related to the exchange of all required due diligence materials and agree to commit their attention and resources to the process.

5. Should the Parties to this Agreement decide, for any reason, to end the relationship as herein provided, they agree to return all written disclosures of information to each other at once.

6. This Agreement shall constitute the entire understanding between the Parties. No modification, amendment or waiver of any terms of this Agreement shall be effective unless provided in writing and signed by duly authorized representatives of both parties.

7. This Agreement, performance hereunder and enforcement thereof shall be governed by in all respects by the laws of the State of Florida.



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8.       If any dispute arises in connection with the interpretation of and/or performance under this Letter of Intent, it is expressly understood and agreed that either Party as well as any of its employees or representatives who receive disclosures of confidential information hereby agree to be subject to the jurisdiction of the federal and/or state courts located in the respective state in the United States of America in connection with any action or proceeding brought by either Party against the other Party, or its employees or representatives, in order to enforce its rights hereunder.

9. This Letter of Intent is non-binding on either of the Parties, final terms and conditions of Sale/Purchase will be memorialized under a separate, binding agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the respective, duly authorized representatives as follows:

         AGREED AND ACCEPTED:                  AGREED AND ACCEPTED:

         Date: May 6, 2002                     Date: May 6, 2002

         Microbest, Inc.                       Purity Products, Inc.


         by:                                   by:
             ---------------------------           -----------------------------
             Michael J. Troup/CEO                  William W. Schroeder/Chairman